UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 11)

GENENTECH, INC.

(Name of Subject Company)

GENENTECH, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

368710406

(CUSIP Number of Class of Securities)

Sean A. Johnston

Genentech, Inc.

1 DNA Way

South San Francisco, California 94080-4990

(650) 225-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles M. Nathan John M. Newell Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 (212) 906-1200	Larry W. Sonsini Martin W. Korman Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 11 to the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) amends and supplements the Schedule 14D-9 originally filed by Genentech, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 23, 2009, as amended, relating to the tender offer commenced by Roche Investments USA Inc. (“Roche Investments”) pursuant to which Roche Investments has offered to purchase all the outstanding Common Stock, par value $0.02 per share (the “Shares”) of the Company not owned by Roche Holding Ltd (“Roche Holding” and together with its affiliates (excluding the Company and its subsidiaries) and Roche Investments, “Roche”), upon the terms and conditions set forth in the Offer to Purchase dated February 9, 2009 and the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto, collectively, constitute the “Offer”) contained in the Schedule TO filed by Roche Investments with the SEC on February 9, 2009, as amended (the “Schedule TO”). Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

On March 12, 2009, the Company entered into an Agreement and Plan of Merger with Roche Holdings, Inc. and Roche Investments (the “Merger Agreement”) and related Guarantee by Roche Holding Ltd for the benefit of the Company (the “Guarantee”), pursuant to which Roche agreed to increase the Offer price to $95.00 per Share (the “Revised Offer Price”) and to change certain other terms and conditions of the Offer (the “Revised Offer”) and the Special Committee agreed to recommend that the Company’s stockholders, other than Roche and its affiliates, accept the Revised Offer and tender their Shares pursuant to the Revised Offer.

Item 8.	Additional Information

The Revised Offer expired at 12:00 midnight, New York City time, on March 25, 2009. According to Mellon Investor Services, the Depository for the Revised Offer, a total of approximately 395.7 million Shares were validly tendered in the Revised Offer representing approximately 84.7% of the Company’s publicly held shares. Together with the Shares already owned by Roche Investments, this represents approximately 93.2% of the outstanding Shares. Additional Shares were guaranteed to be delivered within the next three business days, which, if added to the tendered Shares and the Shares already owned by Roche Investments would represent approximately 96.2% of the total outstanding Shares. Roche Investments has accepted for payment all Shares that were validly tendered in the Revised Offer, and payment for such Shares has been (or, in the case of Shares delivered through notices of guaranteed delivery, will be) made promptly in accordance with the terms of the Revised Offer.

On March 26, 2009, Roche Investments merged with and into the Company in accordance with the short-form merger provisions of Delaware law without prior notice to, or any action by, any other Company stockholder. In the Merger, each Share outstanding immediately prior to the effectiveness of the Merger was converted into the right to receive the same $95.00 in cash per Share, without interest, that was paid in the Revised Offer, except for (i) Shares held by the Company as treasury stock or by Roche and (ii) Shares owned by Company stockholders who properly demand appraisal in accordance with Delaware law. Upon consummation of the Merger, the Company became an indirect wholly-owned subsidiary of Roche Holding, and the Company’s common stock will cease to be traded on the New York Stock Exchange after Thursday, March 26, 2009.

On March 26, 2009, Roche issued two press releases, one announcing the expiration and results of the Revised Offer and the other announcing the completion of the Merger. The full texts of the press releases are attached as Exhibits (a)(5)(lxiii) and (a)(5)(lxiv) to the Schedule TO and are incorporated herein by reference.

Item 9.	Exhibits.

Item 9 is amended and supplemented by adding the following thereto:

(a)(27)	Press release issued by Roche on March 26, 2009 (which is incorporated herein by reference to Exhibit (a)(5)(lxiii) of Amendment No. 9 to the Schedule TO filed by Roche Investments USA Inc. on March 26, 2009)

(a)(28)	Press release issued by Roche on March 26, 2009 (which is incorporated herein by reference to Exhibit (a)(5)(lxiv) of Amendment No. 9 to the Schedule TO filed by Roche Investments USA Inc. on March 26, 2009)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GENENTECH, INC.

By:	/s/ Stephen G. Juelsgaard
Name: Stephen G. Juelsgaard
Title: Executive Vice President, Secretary and Chief Compliance Officer

Dated: March 26, 2009